JEFFERIES EXECUTION SERVICES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
NOVEMBER 30, 2016

1. ORGANIZATION AND BASIS OF PRESENTATION

Organization and Business — Jefferies Execution Services, Inc. (the "Company") is a wholly owned subsidiary of Jefferies Group LLC (the "Parent") which in turn is a wholly owned subsidiary of Leucadia National Corporation ("Leucadia" or the "Ultimate Parent"), a diversified holding company.

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 (the "Act"). The Company's business primarily consists of electronic and manual execution services on the New York Stock Exchange (the "NYSE") and other exchanges and electronic market places for Jefferies LLC, a registered broker-dealer and subsidiary of the Parent, and other financial institutions. The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. Accordingly, as of November 30, 2016, the Company claims an exemption from Rule 15c3-3 of the Act based upon paragraph (k)(2)(ii). The Company clears transactions on a fully disclosed basis through Jefferies LLC.

Management is pursuing strategic alternatives for the operations of the Company and intending to migrate all U.S. stock execution services to its affiliate, Jefferies LLC, in 2017.

Basis of Presentation — The Company prepares its Statement of Financial Condition in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). These principles require management to make a number of estimates and assumptions that may affect the amounts reported in this Statement of Financial Condition and accompanying notes. The most significant of these estimates and assumptions relate to the carrying amount of goodwill and intangible assets. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Subsequent events — Management has evaluated events and transactions that occurred subsequent to November 30, 2016 through the date that this Statement of Financial Condition was available to be issued, and determined that there were no events or transactions during such period requiring recognition or disclosure in this Statement of Financial Condition and accompanying notes.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents — Cash and cash equivalents consists of demand deposit accounts and institutional money market mutual fund accounts not held for resale. One financial institution held such amounts at November 30, 2016.

Premises and Equipment — Premises and equipment are depreciated using the straight-line method over the estimated useful lives of the related assets (generally three to ten years). Leasehold improvements are amortized using the straight-line method over the term of the related leases or the estimated useful lives of the assets, whichever is shorter. At November 30, 2016, premises and equipment amounted to $1.4 million and the related accumulated depreciation was $1.4 million.

Goodwill — Goodwill represents the excess acquisition cost over the fair value of net tangible and intangible assets acquired. Goodwill is not amortized and is subject to annual impairment testing on August 1 or between annual tests if an event or change in circumstance occurs that would more likely than not reduce the fair value of a reporting unit below its carrying value. In testing for goodwill impairment, the Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances lead to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events and circumstances, the Company concludes that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is not required. If it

is concluded otherwise, the Company is required to perform the two-step impairment test. The goodwill impairment test is performed by comparing the estimated fair value of the Company with its respective carrying value. If the estimated fair value exceeds the carrying value, goodwill is not impaired. If the estimated fair value is less than the carrying value, further analysis is necessary to determine the amount of impairment, if any, by comparing the implied fair value of the Company's goodwill to the carrying value of the Company's goodwill.

The fair value of the Company is based on widely accepted valuation techniques that the Company believes market participants would use, although the valuation process requires significant judgment and often involves the use of significant estimates and assumptions. The methodologies the Company utilizes in estimating the fair value include market valuation methods that incorporate price-to-earnings and price-to-book multiples of comparable exchange traded companies and multiples of merger and acquisitions of similar businesses. The estimates and assumptions used in determining fair value could have a significant effect on whether or not an impairment charge is recorded and the magnitude of such a charge. Adverse market or economic events could result in impairment charges in future periods. Refer to Note 3, Goodwill and Intangible Assets, for further information on the Company's assessment of goodwill.

Intangible Assets — Intangible assets deemed to have finite lives are amortized on a straight line basis over their estimated useful lives, where the useful life is the period over which the asset is expected to contribute directly, or indirectly, to the Company's future cash flows. Intangible assets are reviewed for impairment on an interim basis when certain events or circumstances exist. For amortizable intangible assets, impairment exists when the carrying amount of the intangible asset exceeds its fair value. At least annually, the remaining useful life is evaluated.

An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test. The Company's annual indefinite-lived intangible asset impairment testing date is August 1.

To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset that is amortized over the remaining useful life of that asset, if any. Subsequent reversal of impairment losses is not permitted.

Refer to Note 3, Goodwill and Intangible Assets, for further information.

Income Taxes — The results of operations of the Company are included in the consolidated Federal and applicable state and local income tax returns filed by the Ultimate Parent. In states that neither accept nor require combined or unitary tax returns, the Company files separate state income tax returns. The Parent allocates to the Company its share of the consolidated income tax expense or benefit based upon statutory rates applied to the Company's earnings as if it were filing separate income tax returns. Amounts provided for income taxes are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The realization of deferred tax assets is assessed and a valuation allowance is recorded to the extent that it is more likely than not that any portion of the deferred tax asset will not be realized.

The Company records uncertain tax positions using a two-step process: (i) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, it recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

Legal Reserves — In the normal course of business, the Company has been named, from time to time, as a defendant in legal and regulatory proceedings. The Company is also involved, from time to time, in other reviews, investigations and similar reviews (both formal and informal) by governmental and self-regulatory agencies regarding its businesses, certain of which may result in judgments, settlements, fines, penalties or other injunctions.

The Company recognizes a liability for a contingency in Accrued expenses and other liabilities when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If the reasonable estimate of a probable loss is a range, the Company accrues the most likely amount of such loss, and if such amount is not determinable, then the Company accrues the minimum in the range as the loss accrual. The determination of the outcome and loss estimates requires significant judgment on the part of management. The Company believes that any other matters for which it has determined a loss to be probable and reasonably estimable are not material to the Company's Statement of Financial Condition.

In many instances, it is not possible to determine whether any loss is probable or even possible or to estimate the amount of any loss or the size of any range of loss. The Company believes that, in the aggregate, any pending legal actions or regulatory proceedings and any other exams, investigations or similar reviews (both formal and informal) should not have a material adverse effect on the Company's Statement of Financial Condition. In addition, the Company believes that any amount that could be reasonably estimated of potential loss or range of potential loss in excess of what has been provided in the Statement of Financial Condition is not material.

3. GOODWILL AND INTANGIBLE ASSETS

Goodwill — At November 30, 2016, goodwill amounted to $4.2 million. The Company's annual goodwill impairment testing on August 1, 2016 did not indicate any goodwill impairment. Adverse market or economic events could result in impairment charges in future periods.

Estimating the fair value of the Company requires management judgment. The estimated fair value of the Company was determined using a market valuation method that incorporates price-to-earnings and price-to-book multiples of comparable public companies. In addition, as the fair value determined under the market approach represents a noncontrolling interest, the Company applied a control premium to arrive at the estimated fair value on a controlling basis.

Intangible assets — The following table presents the gross carrying amount, changes in carrying amount, net carrying amount and weighted average amortization period of identifiable intangible assets at November 30, 2016 (in thousands):

	Gross cost	Accumulated amortization	Net carrying amount	Weighted average remaining lives (years)
Customer relationships	$ 239	$ (50)	$ 189	14.3
Trade name	372	(40)	332	31.3
Exchange membership interests and registrations	212	—	212	N/A
	$ 823	$ (90)	$ 733	

The annual impairment testing of indefinite-lived intangible assets on August 1, 2016 did not indicate any impairment.

4. INCOME TAXES

The Company is subject to U.S. Federal income tax as well as income tax in multiple state and local jurisdictions. The Company files a consolidated U.S. Federal and applicable state combined or unitary income tax returns with its Ultimate Parent. In states that neither accept nor require combined or unitary tax returns, the Company files separate state income tax returns.

Deferred income tax assets and liabilities are provided for temporary differences between the tax basis of an asset or liability and its reported amount in the Statement of Financial Condition. These temporary differences result in taxable or deductible amounts in future years and are measured utilizing tax rates that will be in effect when such differences are expected to reverse. Management believes it is more likely than not that the Company will generate sufficient taxable income in the future to realize the deferred tax assets and therefore no valuation allowance is required at November 30, 2016. Pursuant to the tax sharing agreement between the Company and its Parent, the Company settles its deferred tax assets and liabilities with the Parent periodically. In the absence of such an agreement, the Company would have reported a net deferred tax liability of approximately $2.7 million at November 30, 2016, which is primarily related to the amortization of goodwill.

At November 30, 2016, the Company has no unrecognized tax benefits and no provision for interest or penalties related to unrecognized tax benefits.

The Company is currently under examination by the Internal Revenue Service and other major tax jurisdictions in which it has business operations. The Company does not expect that resolution of these examinations will have a material effect on the Statement of Financial Condition of the Company. The table below summarizes the earliest tax years that remain subject to examination in the major tax jurisdictions in which the Company operates:

Jurisdiction	Tax Year
United States	2007
New York State	2001
New York City	2003

5. EMPLOYEE BENEFIT PLANS

The Company's employees are eligible to participate in various benefit plans of the Parent, including an Employee Stock Purchase Plan ("ESPP") designed to qualify under Section 423 of the Internal Revenue Code ("IRC") and a profit sharing plan, which includes a salary reduction feature designed to qualify under Section 401(k) of the IRC. Certain employees of the Company are eligible to participate in a stock ownership and long-term incentive plan (the "Plan") sponsored by the Parent. The Plan allows awards to certain employees in the form of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, unrestricted stock, performance award dividend equivalents, or other stock based awards of the Ultimate Parent.

There are no separate plans solely for the employees of the Company and therefore benefit plan expenses are determined based upon participation and are effected through an intercompany charge from the Parent.

6. OFF-BALANCE SHEET RISK

In the normal course of business, the Company is involved in the execution of various customer securities transactions which exposes the Company to a variety of risks. Customer activities are executed and directed to clearing firms for settlement on a cash, margin or delivery-versus-payment basis. The Company seeks to control the risk associated with these executions by establishing and monitoring share and dollar limits applicable to each customer.

7. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer in securities and, accordingly, is subject to the net capital requirements of the SEC and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is required to maintain minimum net capital, as defined under SEC Rule 15c3-1, of not less than the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. FINRA may require a member firm to reduce its business if its net capital is less than 4% of such aggregate debit items or 125% of its minimum dollar net capital requirement and may prohibit a firm from expanding its business if net capital is less than 5% of such aggregate debit items or 150% of its minimum dollar net capital requirement. At November 30, 2016, the Company had net capital, as defined under such rule, of $8,260,000, which exceeded the minimum regulatory net capital requirement by $8,010,000.

8. RELATED-PARTY TRANSACTIONS

The Company has significant transactions with the Parent and its subsidiaries. The Receivable from Jefferies LLC of $4.1 million is primarily comprised of commission receivables.

Clearance and Administrative Activities — The Company clears its securities transactions through Jefferies LLC. In addition, Jefferies LLC provides the Company with certain administrative support, including systems and data processing, accounting, compliance, legal, office and general facilities support.

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